ARB IOT GROUP LIMITED

No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2

Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia

November 1, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Priscilla Dao and Kathleen Krebs

Re:	ARB IOT Group Limited

Registration Statement on Form F-1

Filed September 30, 2022

File No. 333-267697

Ladies and Gentlemen:

We hereby submit the responses of ARB IOT Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 19, 2022, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Notes to the Audited Financial Statements for the Year Ended 30 June 2022

Note 24. Business Combinations, page F-35

1.	We note that you have revised your financial statements to recognize intangible assets in response to prior comment 4. In addition, we note other adjustments made to administrative expenses and to non-controlling interest for the year ended December 31, 2021. Please revise to label the prior period financial statements as restated and include the disclosures required by paragraph 49 of IAS 8.

Response: We respectfully advise the Staff that we have labelled the prior period financial statements as restated and added Note 28 to the consolidated financial statements to include the disclosures required by paragraph 49 of IAS 8.

U.S. Securities and Exchange Commission

November 1, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +603-2276 1143 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

cc:	Kevin Sun, Esq.